Exhibit 99.1

First Quarter 2024 Earnings Presentation May 09, 2024

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

Vinci Partners First Quarter 2024 Highlights

Vinci Partners ended the first quarter with **R$69 bn in AUM[1], a 11% growth year-over-year, led by R$4.3 billion in capital subscriptions** over the last twelve months across Private Markets funds.

R$ 69 bn
AUM 1Q'24

+11%
YoY

R$ 4.3 bn
Capital Subscriptions
1Q'24 LTM

Fee Related Earnings (FRE) totaled R$54 million in the quarter, or R$1.01 per share[2], up 12% year-over-year on a per share basis. Vinci announced a quarterly distribution of US$0.17 per common share.

R$ 54 mm
(R$1.01/share)
FRE 1Q'24

+12%
YoY

US$ 0.17
Quarterly Dividend

Vinci Partners announced in March **the business combination with Compass, creating the gateway to alternative asset management in Latin America.**

- Combined AUM[3] of +US$50 bn and strong diversification effect through complementary products and solutions with broader geographic coverage and funding
- Transaction to expand Vinci's geographic footprint into a true Pan-regional platform
- Enhance the distribution of Vinci's products in Latin America through Compass' unmatched platform
- Mindset and cultural alignment between partners and senior management catalyzing superior execution
- Immediately accretive to FRE/Share

See notes and definitions at end of document

5

VINCI partners

6 Vinci Partners to expand agribusiness footprint with the acquisition of MAV Capital See notes and definitions at end of document Vinci brand recognition MAV Capital Transaction Rationale ▪ MAV Capital is an alternative asset manager focused on agribusiness with approximately R $ 550 million in assets under management in sector - specific private credit funds ▪ MAV is led by a best - in - class and highly seasoned management team with more than 20 years of experience ▪ The transaction aims to consolidate Vinci’s position across the agribusiness segment in Brazil , a substantially underserved segment by the investment industry ▪ Brazil exhibits numerous competitive advantages and is currently recognized as a key global player , while locally agribusiness and related activities are a meaningful contributor to the country’s GDP ▪ The acquisition is aligned with Vinci’s long - term growth plan, enabling Vinci to further expand its product offering by enhancing its credit segment and creating a dedicated vertical to provide solutions to the agribusiness sector 1 2 3 +35 In - house Structure Operations 5 Investment Products ~550 mm AUM 5 - 10 years AUM Lock - up

7 2024 Unlocking Growth: We are focused on delivering growth through strategic partnerships and acquisitions 2021 2022 Acquisition of SPS Capital A new chapter in our product offering capabilities with the expansion into Opportunistic Capital Solutions, a sizable addressable market in Brazil. 2024 + US$ 37 bn AUM¹ 2023 + R$550 mm AUM + R$2 bn AUM Strategic Partnership with Ares Forming a strategic partnership to accelerate growth of Vinci’s platform in Latin America. + US$100 mm Investment Combination with Compass Consolidating Vinci’s position as the gateway to alternative investments in Latin America. A natural step to expand Vinci’s geographic footprint into a Pan - regional platform. 2024 - 2025 What will drive future growth? Vinci continues to explore inorganic growth opportunities, both in Brazil and in Latam , in order to complete its product offering and geographic positioning. Acquisition of MAV Capital The transaction reinforces Vinci's position across the Agribusiness sector, an underserved segment by the Investment Industry in Brazil. Vinci Partners’ IPO

Financial Highlights

First Quarter 2024 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	Δ YoY(%)	1Q'23 LTM	1Q'24 LTM	Δ YoY(%)
Net revenue from management fees	95,877	99,976	96,455	1%	380,149	393,945	4%
Net revenue from advisory fees	4,468	18,998	10,359	132%	22,788	45,690	101%
Total Fee Related Revenues	**100,345**	**118,974**	**106,814**	**6%**	**402,937**	**439,635**	**9%**
Segment personnel expenses	(7,164)	(7,462)	(7,337)	2%	(26,069)	(29,859)	15%
Other G&A expenses	(3,458)	(6,573)	(5,996)	73%	(17,338)	(22,961)	32%
Corporate center expenses	(22,606)	(21,499)	(21,087)	(7)%	(88,615)	(89,105)	1%
Bonus compensation related to management and advisory	(18,062)	(26,143)	(18,748)	4%	(74,108)	(84,686)	14%
Total Fee Related Expenses	**(51,290)**	**(61,677)**	**(53,168)**	**4%**	**(206,130)**	**(226,611)**	**10%**
FEE RELATED EARNINGS (FRE)	**49,055**	**57,297**	**53,646**	**9%**	**196,807**	**213,024**	**8%**
FRE Margin (%)	*48.9%*	*48.2%*	*50.2%*		*48.8%*	*48.5%*	
FRE per share[1] (R$/share)	*0.90*	*1.07*	*1.01*	12%	*3.57*	*3.96*	11%
Net revenue from performance fees	1,963	6,468	2,273	16%	13,391	21,564	61%
Performance based compensation	(733)	(3,614)	(1,009)	38%	(6,255)	(10,916)	75%
PERFORMANCE RELATED EARNINGS (PRE)	**1,230**	**2,854**	**1,264**	**3%**	**7,136**	**10,648**	**49%**
PRE Margin (%)	*62.7%*	*44.1%*	*55.6%*		*53.3%*	*49.4%*	
(-) Unrealized performance fees	–	1,042	–	N/A	4,254	1,042	(76)%
(+) Unrealized performance compensation	–	(369)	–	N/A	(1,503)	(369)	(75)%
(+) Realized GP investment income	5,881	4,451	4,406	(25)%	24,007	17,735	(26)%
SEGMENT DISTRIBUTABLE EARNINGS	**56,166**	**65,275**	**59,316**	**6%**	**230,701**	**242,080**	**5%**
Segment DE Margin (%)	*51.9%*	*49.9%*	*52.3%*		*51.9%*	*50.4%*	
(+) Depreciation and amortization	1,778	1,858	1,891	6%	5,780	7,423	28%
(+) Realized financial income	20,089	22,046	12,362	(38)%	82,051	76,618	(7)%
(-) Leasing expenses	(2,631)	(2,267)	(2,216)	(16)%	(9,518)	(9,394)	(1)%
(-) Other items[2]	(3,900)	(6,446)	(9,236)	137%	(8,482)	(24,155)	185%
(-) Non-operational expenses[3]	–	(1,924)	(1,333)	N/A	(1,485)	(3,257)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(11,496)	(16,532)	(12,487)	9%	(49,972)	(56,819)	14%
DISTRIBUTABLE EARNINGS (DE)	**60,006**	**62,010**	**48,297**	**(20)%**	**249,075**	**232,496**	**(7)%**
DE Margin (%)	*46.8%*	*40.5%*	*38.4%*		*47.3%*	*41.8%*	
DE per share (R$/share)[4]	*1.10*	*1.15*	*0.91*	*(17)%*	*4.52*	*4.32*	*(4)%*
(+) Non-operational expenses (including Income Tax effect)	–	1,631	1,308	N/A	988	2,939	197%
ADJUSTED DISTRIBUTABLE EARNINGS	**60,006**	**63,641**	**49,605**	**(17)%**	**250,063**	**235,435**	**(6)%**
Adjusted DE Margin (%)	*46.8%*	*41.6%*	*39.4%*		*47.5%*	*42.3%*	
Adjusted DE per share (R$/share)	*1.10*	*1.18*	*0.93*	*(15)%*	*4.53*	*4.38*	*(3)%*

See notes and definitions at end of document

9

VINCI partners

10 ▪ Fee - related revenues of R$1 06 .8 million in the first quarter, up 6 % year - over - year, driven by stronger advisory fees in the quarter. x Fee - related revenues of R$439.6 million in the 1Q'24 LTM, up 9% year - over - year. Management fees were R$393.9 million in the 1Q'24 LTM, up 4% year - over - year, with Private Markets segment substantially increasing its relevance in the revenues’ mix. ▪ FRE was R$ 53 . 6 million (R$1.01/share) in the 1 Q'24, up 9 % year - over - year on an absolute basis and 12% year - over - year on an FRE per share basis. ▪ Adjusted Distributable Earnings (“Adjusted DE”) of R$49.6 million (R$0.93/share) in the quarter, down 17% year - over - year on an absolute basis and 15% year - over - year on an Adjusted DE per share basis. ▪ Total assets under management (“AUM”) of R$68.8 billion, up 11 % year - over - year. x Fee - Earning AUM (“FEAUM”) of R$65.3 billion, up 12% year - over - year. ▪ Capital Subscriptions of R$0.7 billion in the quarter and R$4.3 billion in the 1Q'24 LTM . ▪ Capital Return of R$324 million in the quarter and R$1.5 billion in the 1Q'24 LTM . ▪ Appreciation of R$797 million in the quarter and R$7.2 billion in the 1Q'24 LTM . ▪ Performance fee - eligible AUM (“PEAUM”) of R$39.3 billion at the end of the quarter. ▪ Net cash and investments of R$1.1 billion (R$20.74/share) at the end of the quarter. First Quarter 2024 Highlights Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.17 per common share payable on June 07, 2024.

We continue to see AUM expansion across the platform, with highlight to long-term products

- Total assets under management (AUM) of R$69 billion, up 11% year-over-year, driven by a combination of R$4.3 billion of new capital subscriptions in Private Markets funds and AUM appreciation across Public Equities and IP&S funds. This growth was partially offset by outflows from our IP&S segment, coming mostly from open-ended products in the Pension Plan strategy.
- Total Fee-Earning AUM (FEAUM) of R$65.3 billion, up 12% year-over-year.
- Total Long-Term AUM of R$37.9 billion in the 1Q'24, up 21% year-over-year. Long-term AUM currently represents 55% of Vinci's total AUM and has been growing at a faster pace, driven by fundraisings across private market funds that carry longer lockups.

AUM 1Q'24 vs 1Q'23 (R$bn)



+ 11%
62
69
7
27
28
10
26
33
1Q'23
1Q'24
Private Markets
IP&S
Public Equities

Fee-Earning AUM 1Q'24 vs 1Q'23 (R$bn)



+ 12%
58
65
7
26
25
10
26
30
1Q'23
1Q'24
Private Markets
IP&S
Public Equities

Long-Term AUM[1] 1Q'24 vs 1Q'23 (R$bn)



+ 21%
31
38
7
3
22
9
4
25
1Q'23
1Q'24
5-10 Years
10+ Years
Perpetual or quasi-perpetual

See notes and definitions at end of document

11

12 57% 18% 15% 9% 48% 38% 14% AUM 1Q’24 Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 57 % of net revenues come from private market strategies ² 55 % of AUM is in long term products¹ AUM diversified across five different distribution channels AUM 1Q’24 Net Revenues 1Q'24 LTM See notes and definitions at end of document 4 5 6 7 38% 21% 20% 11% 10% Local Institutional³ HNWI Institutional Offshore Allocators & Distributors Public market vehicles

Gross Accrued Performance Fees – Private Market Funds

Vinci holds a strong long-term upside from realization of performance fees in private market funds

- Accrued performance fees receivable of R$294.4 million in the 1Q'24, up 6% quarter-over-quarter.
- The VCP strategy[1] in Private Equity accounted for R$240.8 million in accrued performance fees, or 82% of total accrued performance fees.
- Vinci Partners had, as of 1Q'24, R$7 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the first quarter of 2024, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

Accrued Performance Fees (R$ mm)



278.6
15.8
0.0
294.4
4Q'23
Unrealized Performance Fees
Realized Distributions
1Q'24

Accrued Performance Fees by Strategy (%)



9%
7%
R$294 mm
84%
Private Equity
Infrastructure
Vinci SPS

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$14.4 million as of the end of the first quarter of 2024 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$245.7 million and for the Infrastructure fund VIAS, of R$6.6 million, as of the end of the first quarter of 2024 have not been booked as unrealized performance fees in the company's balance sheet.

See notes and definitions at end of document

13

Our GP Commitments are a long-term strong value creator

- As of 1Q'24, Vinci Partners had R$1.1 billion in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate.
- Realized investment gains are recognized quarterly as GP Investment Income in our Segment Earnings and we believe will be a relevant contributor to our Distributable Earnings as the funds enter their divestment periods.
- Vinci Partners had R$4.4 million in Realized GP Investment Income in the quarter, or R$0.08 per share, coming from dividend distributions across our GP Commitments in REITs.

Fair Value of Investment (R$ mm)



427.0
57.8
0.0
(5.1)
15.3
495.0
4Q'23
Capital Called
Principal Returned
Capital Gain Returned
Appreciation
1Q'24

Per share	R$7.94	R$9.30

GP Commitments Overview

Total Capital Committed	R$1.1 billion
Total Capital Called	R$495 million
Accum. Capital Returned Principal and Capital Gain	R$81 million
Fair Value of Investments	R$495 million

~R$12 million, or R$0.23 per share, after-tax
Distributable Earnings Impact if Realized at Fair Value.

See notes and definitions at end of document

14

Fee Related Revenues

Management fees remain the main contributor to revenues, accounting for 85% of total revenues over the 1Q'24 LTM.

- Fee related revenues totaled R$440 million in the 1Q'24 LTM, up 9% when compared to the 1Q'23 LTM, driven by strong fundraising across Private Markets' products and a higher level of advisory fees.
- Management fees for the quarter remained flat on a year-over-year basis. Although Private Markets revenues continue to grow and push FRE for the platform, IP&S have suffered headwinds caused by tougher macro conditions.
- Advisory fees accounted for R$10 million in the quarter. Over the past twelve months, advisory fees totaled R$46 million, up 101% year-over-year, driven by a pickup in deal activity.

Fee Related Revenues 1Q'24 vs. 1Q'23 (R$mm)



+ 6%
100
4
96
107
10
96
1Q'23
1Q'24
Management fees
Advisory fees

Fee Related Revenues 1Q'24 LTM vs. 1Q'23 LTM (R$mm)



+ 9%
403
23
380
440
46
394
1Q'23 LTM
1Q'24 LTM
Management fees
Advisory fees

15

VINCI partners

16 Operating Expenses ▪ Total operating expenses of R$54.2 million in the quarter, up 4% year - over - year. ▪ Total operating expenses of R$237.5 million during the 1Q'24 LTM, an increase of 12% when compared to the 1Q’23 LTM. Disregar din g bonus compensation, total operating expenses summed R$141.9 million, up 8% year - over - year, following our cost efficiency orientation to contain expenses growth. Total Expenses 1Q'24 LTM vs. 1Q'23 LTM ( R$mm ) + 12% + 4% Total Expenses 1Q’24 vs. 1Q’23 ( R$mm ) 80 96 89 89 26 30 17 23 212 238 1Q'23 LTM 1Q'24 LTM Bonus compensation Corporate center Segment Personnel expenses Other G&A 19 20 23 21 7 7 3 6 52 54 1Q'23 1Q'24 Bonus compensation Corporate center Segment Personnel expenses Other G&A

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$53.6 million (R$1.01/share) in the quarter, up 9% year-over-year on an absolute basis and 12% year-over-year on an FRE per share[1] basis. This growth was propelled by a strong quarter for the Corporate Advisory segment.
- FRE of R$213.0 million (R$3.96/share) in the 1Q'24 LTM, up 8% when compared to the 1Q'23 LTM. The platform continues to see significant FRE expansion on a year-over-year basis driven by fundraising across Private Market strategies and stronger advisory fees.
- FRE Margin was 50% for the 1Q'24, an increase of 1.3 percentage point year-over-year.



Fee Related Earnings 1Q'24 vs. 1Q'23 (R$mm)
% FRE margin
49%
50%
+ 9%
49
54
1Q'23
1Q'24



Fee Related Earnings 1Q'24 LTM vs. 1Q'23 LTM (R$mm)
49%
48%
+ 8%
197
213
1Q'23 LTM
1Q'24 LTM

FRE per share[1]	R$0.90	+ 12% Per share	R$1.01	R$3.57	+ 11% Per share	R$3.96

See notes and definitions at end of document

17

VINCI partners

Performance Related Earnings (PRE)

- Performance related earnings (PRE) of R$1.3 million in the quarter, up 3% year-over-year.
- PRE was R$10.6 million (R$0.20/share) over the 1Q'24 LTM, up 49% when compared to the 1Q'23 LTM .
- Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus it's typical for the first and third quarters to exhibit lower performance levels for domestic open-ended funds.

Performance Related Earnings 1Q'24 vs. 1Q'23 (R$mm)



% PRE margin
63%
56%
+ 3%
1.2
1.3
1Q'23
1Q'24
PRE per share[1]
R$0.02
+ 6%
Per share
R$0.02

Performance Related Earnings 1Q'24 LTM vs. 1Q'23 LTM (R$mm)



53%
49%
+ 49%
7.1
10.6
1Q'23 LTM
1Q'24 LTM
R$0.13
+ 53%
Per share
R$0.20

See notes and definitions at end of document

18

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$16.8 million in the 1Q'24, a 35% decrease compared to the previous year. The global macroeconomic uncertainty adversely affected local markets during the quarter, consequently impacting the portfolio of liquid funds.
- Realized GP Investment[1] income of R$4.4 million in the quarter, stemming from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$94.4 million over the 1Q'24 LTM, down 11% when compared to the 1Q'23 LTM.

Realized GP Investment[1] and Financial income[2] 1Q'24 vs. 1Q'23 (R$mm)


(35)%
26
6
20
17
4
12
1Q'23
1Q'24
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 1Q'24 LTM vs. 1Q'23 LTM (R$mm)


(11)%
106
24
82
94
18
77
1Q'23 LTM
1Q'24 LTM
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

19

VINCI partners

Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$49.6 million (R$0.93/share) in the quarter, down 17% year-over-year on an absolute basis and 15% year-over-year on an Adjusted DE per share[2] basis, due to a weaker quarter for the Financial Income.
- Adjusted DE was R$235.4 million (R$4.38/share) in the 1Q'24 LTM, down 6% when compared to the 1Q'23 LTM and down 3% on an Adjusted DE per share[2] basis.

Adjusted Distributable Earnings (DE) 1Q'24 vs. 1Q'23 (R$mm)


% Adjusted DE margin
47%
39%
(17)%
60
50
1Q'23
1Q'24

Adjusted Distributable Earnings (DE) 1Q'24 LTM vs. 1Q'23 LTM (R$mm)


47%
42%
(6)%
250
235
1Q'23 LTM
1Q'24 LTM

Adjusted DE per share[2]	R$1.10	(15)% Per share	R$0.93	R$4.53	(3)% Per share	R$4.38

See notes and definitions at end of document

20

VINCI partners

Balance Sheet Highlights

- As of March 28, 2024, Vinci Partners had R$1.1 billion (R$20.74/share) in total net cash and investments, that comprise cash, cash equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations.
- The fourth buyback program was approved in February, limited to R$60 million. Vinci Partners repurchased 533,981 shares in the quarter with an average share price of US$10.6.

(in R$ millions, unless mentioned)	4Q'23	1Q'24
Cash and cash equivalents[1]	660.3	532.0
Net Investments	1,175.5	1,134.8
Liquid funds[2]	*748.5*	639.8
GP Fund Investments[3]	*427.0*	495.0
Debt obligations[4]	(552.7)	(562.5)
Net Cash and Investments	**1,283.1**	**1,104.4**
Net Cash and Net Investments per share[5] (R$/share)	*23.86*	20.74

Share Repurchase Activity (in R$ million, unless mentioned)	4Q'23	1Q'24
Total Shares Repurchased (number of shares)	93,249	533,981
Total Capital Used for Share Repurchases	**5.0**	**28.0**
Remaining Share Repurchase Plan Authorization	0.0	32.0
Average Price Paid Per Share (US$)	10.5	10.6



Net Cash and Investments per share (R$/share)
23.86
20.74
4Q'23
1Q'24

See notes and definitions at end of document

21

VINCI partners

Segment Highlights

23 61% 14% 15% 9% R$224 mm 62% 14% 15% 8% Private Markets IP&S Public Equities Corporate Advisory Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$224.0 million in the 1Q'24 LTM, with 61% o f F RE coming from Private Markets, followed by Public Equities with 15%, IP&S accounting for 14% and Corporate Advisory for 9%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$253.1 million in the 1Q’24 LTM, with 6 2% coming from Private Markets’ strategies, followed by Public Equities accounting for 16%, IP&S for 13% and Corporate Advisory for 8%. R$253 mm Fee Related Earnings (FRE) 1Q'24 LTM by Segment Segment Distributable Earnings 1Q'24 LTM by Segment

Private Markets

- Fee related earnings (FRE) of R$35.0 million in the quarter, up 9% year-over-year. This growth was driven by the strong fundraising in 2023 across Private Equity, Infrastructure and Real Estate.
- FRE was R$137.1 million in the 1Q'24 LTM, a 18% increase comparing to the 1Q'23 LTM. FRE Margin has been positively impacted by the fundraising environment, demonstrating a consistent increase over the quarters.
- Segment Distributable Earnings of R$39.0 million in the quarter, up 4% year-over-year. Segment DE was R$158.2 million in the 1Q'24 LTM, an increase of 9% comparing to the 1Q'23 LTM.
- Total AUM of R$33.0 billion in the quarter, a 17% year-over-year increase propelled by robust fundraising across VCP IV, in Private Equity, VICC, in Infrastructure and VISC, in Real Estate.

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	Δ YoY (%)	1Q'23 LTM	1Q'24 LTM	Δ YoY (%)
Net revenue from management fees	58,432	66,363	62,519	7%	218,734	255,046	17%
Net revenue from advisory fees	275	1,648	554	102%	2,865	2,751	(4)%
Total Fee Related Revenues	58,706	68,011	63,073	7%	221,598	257,798	16%
Segment personnel expenses	(3,509)	(3,616)	(3,707)	6%	(12,630)	(14,727)	17%
Other G&A expenses	(1,438)	(2,378)	(2,856)	99%	(8,592)	(10,609)	23%
Corporate center expenses	(13,018)	(13,502)	(12,937)	(1)%	(47,922)	(54,511)	14%
Bonus compensation related to management and advisory	(9,111)	(12,963)	(8,978)	(1)%	(35,955)	(40,867)	14%
Total Fee Related Expenses	(27,076)	(32,459)	(28,478)	5%	(105,100)	(120,714)	15%
FEE RELATED EARNINGS (FRE)	31,630	35,552	34,595	9%	116,499	137,084	18%
FRE Margin (%)	53.9%	52.3%	54.8%		52.6%	53.2%	
Net revenue from performance fees	7	1,983	8	8%	2,826	4,983	76%
Realized performance fees	7	3,025	8	8%	7,080	6,024	(15)%
Unrealized performance fees	–	(1,042)	–	N/A	(4,254)	(1,042)	(76)%
Performance based compensation	(3)	(970)	(3)	34%	(1,165)	(2,297)	97%
PERFORMANCE RELATED EARNINGS (PRE)	5	1,014	4	(7)%	1,661	2,686	62%
PRE Margin (%)	64.6%	51.1%	55.8%		58.8%	53.9%	
(-) Unrealized performance fees	–	1,042	–	N/A	4,254	1,042	(76)%
(+) Unrealized performance compensation	–	(369)	–	N/A	(1,503)	(369)	(75)%
(+) Realized GP investment income	5,881	4,451	4,406	(25)%	24,007	17,735	(26)%
SEGMENT DISTRIBUTABLE EARNINGS	37,516	41,689	39,005	4%	144,918	158,178	9%
Segment DE Margin (%)	58.1%	55.2%	57.8%		57.4%	56.2%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	28,198	32,956	33,018	17%	28,198	33,018	17%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	24,825	29,706	29,763	20%	24,825	29,763	20%
AVERAGE MANAGEMENT FEE RATE (%)	0.87%	0.89%	0.80%		0.88%	0.88%	



Private Markets' AUM
Vinci SPS
6%
Infrastructure
12%
Credit
17%
Real Estate
21%
Private Equity
44%
R$33 bn
AUM

24

VINCI partners

Investment Products & Solutions

- This quarter, we executed a strategic realignment across our segments. In response to the evolving dynamics of our funds and the strategic vision of our management team, we reassigned a portion of our Hedge Funds business to IP&S (R$2.3 billion).
- Fee related earnings (FRE) of R$9.1 million in the quarter, down 2% year-over-year. FRE was R$33.6 million in the 1Q'24 LTM Pro Forma[1], a 22% decrease comparing to the 1Q'23 LTM Pro Forma[1], due to outflows especially within our pension funds strategy, which carries higher fees.
- Segment Distributable Earnings of R$9.1 million in the quarter, down 7% year-over-year. Segment DE was R$35.6 million in the 1Q'24 LTM Pro Forma[1], a decrease of 23% when compared to the 1Q'23 LTM Pro Forma[1], that posted higher contributions from FRE.
- Total AUM of R$25.8 billion, down 3% year-over-year.

(R$ thousands, unless mentioned)	1Q'23 PF[1]	4Q'23 PF[1]	1Q'24	Δ YoY (%)	1Q'23 LTM PF[1]	1Q'24 LTM PF[1]	Δ YoY (%)
Net revenue from management fees	22,817	19,349	19,814	(13)%	98,635	80,451	(18)%
Net revenue from advisory fees	7	8	8	13%	28	32	14%
Total Fee Related Revenues	22,825	19,357	19,822	(13)%	98,664	80,483	(18)%
Segment personnel expenses	(1,832)	(1,801)	(1,627)	(11)%	(6,614)	(7,244)	10%
Other G&A expenses	(1,292)	(1,816)	(1,008)	(22)%	(4,916)	(4,972)	1%
Corporate center expenses	(5,084)	(3,937)	(4,100)	(19)%	(21,951)	(17,241)	(21)%
Bonus compensation related to management and advisory	(5,255)	(4,011)	(3,952)	(25)%	(21,774)	(17,371)	(20)%
Total Fee Related Expenses	(13,462)	(11,564)	(10,687)	(21)%	(55,253)	(46,826)	(15)%
FEE RELATED EARNINGS (FRE)	9,362	7,793	9,135	(2)%	43,410	33,657	(22)%
FRE Margin (%)	41.0%	40.3%	46.1%		44.0%	41.8%	
Net revenue from performance fees	790	1,995	9	(99)%	6,334	3,913	(38)%
Realized performance fees	790	1,995	9	(99)%	6,334	3,913	(38)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(316)	(994)	(4)	(99)%	(3,244)	(1,948)	(40)%
PERFORMANCE RELATED EARNINGS (PRE)	474	1,001	4	(99)%	3,089	1,965	(36)%
PRE Margin (%)	60.0%	50.2%	50.0%		48.8%	50.2%	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,837	8,793	9,139	(7)%	46,500	35,621	(23)%
Segment DE Margin (%)	41.7%	41.2%	46.1%		44.3%	42.2%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	26,599	25,426	25,756	(3)%	26,599	25,756	(3)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	26,288	25,179	25,507	(3)%	26,288	25,507	(3)%
AVERAGE MANAGEMENT FEE RATE (%)	0.37%	0.33%	0.34%		0.40%	0.34%	

See notes and definitions at end of document



IP&S' AUM
Commingled Funds
11%
International
6%
Pension Plans
11%
R$26 bn
AUM
Separate
Mandates
73%

25

Public Equities

- This quarter, we executed a strategic realignment across our segments. In response to the evolving dynamics of our funds and the strategic vision of our management team, we reassigned a portion of our Hedge Funds business to Public Equities (R$ 533.6 million).
- Fee related earnings (FRE) of R$7.8 million in the quarter, down 3% year-over-year, following volatile markets across the globe over the last quarters. FRE was R$32.4 million in the 1Q'24 LTM Pro Forma[1], a decrease of 5% compared to the 1Q'23 LTM Pro Forma[1].
- Segment Distributable Earnings of R$9.1 million in the quarter, up 3% year-over-year. Segment Distributable Earnings was R$38.4 million in the 1Q'24 LTM Pro Forma[1], an increase of 6% when compared to the 1Q'23 LTM Pro Forma[1], driven by an increase in contributions from realized performance fees.
- Total AUM of R$9.9 billion in the quarter, up 33% year-over-year.

(R$ thousands, unless mentioned)[1]	1Q'23 PF[1]	4Q'23 PF[1]	1Q'24	Δ YoY (%)	1Q'23 LTM PF[1]	1Q'24 LTM PF[1]	Δ YoY (%)
Net revenue from management fees	14,628	14,145	13,964	(5)%	62,780	58,124	(7)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	14,628	14,145	13,964	(5)%	62,780	58,124	(7)%
Segment personnel expenses	(931)	(875)	(889)	(4)%	(3,401)	(3,576)	5%
Other G&A expenses	(280)	(315)	(344)	23%	(1,695)	(1,430)	(16)%
Corporate center expenses	(3,259)	(2,878)	(2,890)	(11)%	(13,972)	(12,454)	(11)%
Bonus compensation related to management and advisory	(2,074)	(1,798)	(2,004)	(3)%	(9,703)	(8,263)	(15)%
Total Fee Related Expenses	(6,544)	(5,866)	(6,126)	(6)%	(28,771)	(25,722)	(11)%
FEE RELATED EARNINGS (FRE)	8,084	8,279	7,838	(3)%	34,008	32,403	(5)%
FRE Margin (%)	55.3%	58.5%	56.1%		54.2%	55.7%	
Net revenue from performance fees	1,166	2,491	2,257	94%	4,232	12,670	199%
Realized performance fees	1,166	2,491	2,257	94%	4,232	12,670	199%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(415)	(1,651)	(1,001)	141%	(1,845)	(6,672)	262%
PERFORMANCE RELATED EARNINGS (PRE)	751	840	1,255	67%	2,386	5,997	151%
PRE Margin (%)	64.4%	33.7%	55.6%		56.4%	47.3%	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,835	9,119	9,093	3%	36,395	38,398	6%
Segment DE Margin (%)	55.9%	54.8%	56.1%		54.3%	54.2%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	7,434	10,055	9,910	33%	7,434	9,910	33%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	7,374	10,005	9,859	34%	7,374	9,859	34%
AVERAGE MANAGEMENT FEE RATE (%)	0.83%	0.64%	0.60%		0.84%	0.68%	



Public Equities' AUM
Others
1%
Total Return
5%
R$10 bn
AUM
Dividends Strategy
33%
Mosaico Strategy
61%

See notes and definitions at end of document

26

VINCI partners

Corporate Advisory

- Fee related earnings (FRE) of R$4.9 million in the quarter.
- FRE was R$20.9 million in the 1Q'24 LTM, a 132% increase comparing to the 1Q'23 LTM.
- Segment Distributable Earnings in the FY'23 were R$20.9 million in the 1Q'24 LTM, a 132% increase comparing to the 1Q'23 LTM.
- Deal activity has been notably increasing since the latter part of 2023, propelled by the easing cycle for interest rates in Brazil. This environment allows great opportunities in M&A, complemented by a broader sector diversification strategy aimed at reducing risk exposure across various economic cycles and asset profiles.

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	Δ YoY (%)	1Q'23 LTM	1Q'24 LTM	Δ YoY (%)
Net revenue from management fees	-	-	-	N/A	-	-	N/A
Net revenue from advisory fees	4,186	17,343	9,797	134%	19,894	42,907	116%
Total Fee Related Revenues	**4,186**	**17,343**	**9,797**	**134%**	**19,894**	**42,907**	**116%**
Segment personnel expenses	(471)	(574)	(553)	17%	(1,975)	(2,143)	8%
Other G&A expenses	(74)	(723)	(170)	130%	(408)	(1,363)	234%
Corporate center expenses	(1,130)	(1,075)	(1,054)	(7)%	(4,449)	(4,455)	0%
Bonus compensation related to management and advisory	(1,023)	(5,598)	(3,093)	202%	(4,054)	(14,049)	247%
Total Fee Related Expenses	**(2,698)**	**(7,970)**	**(4,870)**	**80%**	**(10,885)**	**(22,010)**	**102%**
FEE RELATED EARNINGS (FRE)	**1,487**	**9,373**	**4,926**	**231%**	**9,009**	**20,897**	**132%**
FRE Margin (%)	*35.5%*	*54.0%*	*50.3%*		*45.3%*	*48.7%*	
SEGMENT DISTRIBUTABLE EARNINGS	**1,487**	**9,373**	**4,926**	**231%**	**9,009**	**20,897**	**132%**
Segment DE Margin (%)	*35.5%*	*54.0%*	*50.3%*		*45.3%*	*48.7%*	

27

Retirement Services

- Fee Related Earnings (FRE) of negative R$2.8 million in the quarter. FRE was negative R$11.0 million in the 1Q'24 LTM.
- VRS started to contribute to AUM numbers and management fee revenues in 2023. In February, VRS was officially presented to the general public with an article in a major newspaper in Brazil. The product is now fully accessible to the public through dedicated apps and website and prepared to accept allocations from all investors through our newly launched platform called Mio.
- VRS reached close to R$ 150.0 million in AUM by the end of the first quarter.

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	Δ YoY (%)	1Q'23 LTM	1Q'24 LTM	Δ YoY (%)
Net revenue from management fees	–	119	158	N/A	–	324	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	–	119	158	N/A	–	324	N/A
Segment personnel expenses	(422)	(596)	(561)	33%	(1,450)	(2,168)	50%
Other G&A expenses	(374)	(1,341)	(1,618)	333%	(1,724)	(4,589)	166%
Corporate center expenses	(115)	(107)	(105)	(8)%	(322)	(446)	38%
Bonus compensation related to management and advisory	(598)	(1,773)	(721)	21%	(2,622)	(4,136)	58%
Total Fee Related Expenses	(1,509)	(3,818)	(3,006)	99%	(6,119)	(11,338)	85%
FEE RELATED EARNINGS (FRE)	(1,509)	(3,699)	(2,847)	89%	(6,119)	(11,014)	80%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(1,509)	(3,699)	(2,847)	89%	(6,119)	(11,014)	80%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A	
ASSETS UNDER MANAGEMENT (AUM R$millions)	–	88	147	N/A	–	147	N/A
AVERAGE MANAGEMENT FEE RATE (%)	–	0.72%	0.58%	N/A	–	0.86%	N/A

28

VINCI partners

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ million

For the Three Months Ended March 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Retirement Services	Vinci SPS	Total
Beginning balance	14,593	9,537	23,149	3,943	7,049	5,406	2,795	88	1,964	68,525
Managerial Adjustment	–	518	2,277	–	–	–	(2,795)	–	–	–
Beginning balance	14,593	10,055	25,426	3,943	7,049	5,406	–	88	1,964	68,525
(+/-) Capital Subscription / (capital return)	–	–	544	(20)	(70)	(5)	–	–	(86)	363
(+) Capital Subscription	–	–	*548*	–	*71*	*66*	–	–	*2*	*687*
(-) Capital Return	–	–	*(4)*	*(20)*	*(141)*	*(71)*	–	–	*(88)*	*(324)*
(+/-) Net Inflow / (outflow)	–	(26)	(985)	–	49	49	–	58	–	(855)
(+/-) Appreciation / (depreciation)	(176)	(120)	772	24	33	8	–	1	255	797
Ending Balance	14,417	9,910	25,756	3,947	7,061	5,459	–	147	2,133	68,831

For the Twelve Months Ended March 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Retirement Services	Vinci SPS	Total
Beginning balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	–	2,149	62,232
Managerial Adjustment	–	339	2,384	–	–	–	(2,723)	–	–	–
Beginning balance	13,587	7,434	26,599	2,361	5,137	4,964	–	–	2,149	62,232
(+/-) Capital Subscription / (capital return)	600	–	571	1,377	760	(135)	–	–	(376)	2,798
(+) Capital Subscription	*937*	–	*576*	*1,497*	*1,251*	*66*	–	–	*5*	*4,332*
(-) Capital Return	*(337)*	–	*(4)*	*(119)*	*(491)*	*(201)*	–	–	*(381)*	*(1,534)*
(+/-) Net Inflow / (outflow)	–	101	(3,896)	–	58	195	–	143	–	(3,399)
(+/-) Appreciation / (depreciation)	229	2,375	2,481	209	1,106	435	–	4	360	7,200
Ending Balance	14,417	9,910	25,756	3,947	7,061	5,459	–	147	2,133	68,831

Fee-Earning Assets Under Management (FEAUM) – R$ million

For the Three Months Ended March 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Retirement Services	Vinci SPS	Total
Beginning balance	11,392	9,487	23,055	3,894	7,049	5,406	2,642	88	1,964	64,977
Managerial Adjustment	–	518	2,123	–	–	–	(2,642)	–	–	–
Beginning balance	11,392	10,005	25,179	3,894	7,049	5,406	–	88	1,964	64,977
(+/-) Capital Subscription / (capital return)	–	–	544	(20)	(70)	(5)	–	–	(86)	363
(+) Capital Subscription	–	–	*548*	–	*71*	*66*	–	–	*2*	*687*
(-) Capital Return	–	–	*(4)*	*(20)*	*(141)*	*(71)*	–	–	*(88)*	*(324)*
(+/-) Net Inflow / (outflow)	–	(26)	(985)	–	49	49	–	58	–	(855)
(+/-) Appreciation / (depreciation)	(152)	(121)	770	(4)	33	8	–	1	255	791
Ending Balance	11,240	9,859	25,507	3,870	7,061	5,459	–	147	2,133	65,277

For the Twelve Months Ended March 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Retirement Services	Vinci SPS	Total
Beginning balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	–	2,149	58,487
Managerial Adjustment	–	339	2,235	–	–	–	(2,574)	–	–	–
Beginning balance	10,262	7,379	26,283	2,313	5,137	4,964	–	–	2,149	58,487
(+/-) Capital Subscription / (capital return)	595	–	571	1,377	760	(135)	–	–	(376)	2,793
(+) Capital Subscription	*887*	–	*576*	*1,497*	*1,251*	*66*	–	–	*5*	*4,282*
(-) Capital Return	*(292)*	–	*(4)*	*(119)*	*(491)*	*(201)*	–	–	*(381)*	*(1,489)*
(+/-) Net Inflow / (outflow)	–	101	(3,822)	–	58	195	–	143	–	(3,325)
(+/-) Appreciation / (depreciation)	382	2,380	2,474	180	1,106	435	–	4	360	7,322
Ending Balance	11,240	9,859	25,507	3,870	7,061	5,459	–	147	2,133	65,277

30

VINCI partners

Investment records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	1Q'24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	IP&S	257.1	2.0%	2.0%	11.2%	24.6%	CDI[7]	CDI[7]
Atlas Strategy[2]	IP&S	359.7	1.0%	1.0%	9.1%	14.7%	CDI[7]	CDI[7]
Vinci Total Return[3]	Public Equities	372.7	(3.2)%	(3.2)%	26.0%	16.0%	IPCA[9] + Yield IMA-B[10]	IPCA[5] + Yield IMA-B[10]
Mosaico Strategy[4]	Public Equities	887.0	(1.7)%	(1.7)%	30.7%	4.9%	IBOV[8]	IBOV[8]
Vinci Gas Dividendos FIA	Public Equities	551.5	(3.7)%	(3.7)%	24.8%	8.8%	IBOV[8]	IBOV[8]
Vinci Valorem FIM[5]	IP&S	1,483.8	1.5%	1.5%	9.0%	19.6%	IMA-B 5[12]	IMA-B 5[12]
Equilíbrio Strategy[6]	IP&S	2,052.2	1.6%	1.6%	9.3%	19.1%	IPCA[9]	-
Vinci Retorno Real FIM	IP&S	184.6	0.5%	0.5%	7.1%	20.8%	IMA-B[10]	IMA-B[10]
Vinci Crédito Imobiliário II	Credit	814.0	1.1%	1.1%	12.7%	23.8%	IPCA[9]	IPCA[9]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	100.1	3.2%	3.2%	14.6%	29.2%	CDI[7]	CDI[7]
Vinci Energia Sustentável	Credit	593.4	2.5%	2.5%	14.6%	20.4%	IPCA[9]	IPCA[9]+ 6%
Vinci Crédito Multiestratégia	Credit	373.5	2.2%	2.2%	14.7%	21.2%	CDI[7]	IPCA[9] + 5%
VISC11	Real Estate (listed REIT)	3,534.7	0.6%	0.6%	33.4%	48.2%	IFIX[11]	IPCA[9] + 6%
VILG11	Real Estate (listed REIT)	1,396.3	(5.0)%	(5.0)%	13.8%	10.1%	IFIX[11]	IPCA[9] + 6%
VINO11	Real Estate (listed REIT)	643.6	3.0%	3.0%	7.5%	(7.8)%	IFIX[11]	IPCA[9] + 6%
VIFI11	Real Estate (listed REIT)	67.5	4.1%	4.1%	37.9%	41.9%	IFIX[11]	IFIX[11]
VIUR11	Real Estate (listed REIT)	205.9	(1.0)%	(1.0)%	40.3%	30.4%	IFIX[11]	IPCA[9] + 6%
VCRI11	Real Estate (listed REIT)	153.2	4.5%	4.5%	18.7%	-	IFIX[11]	IPCA[9] + X%
VICA11	Real Estate (REIT)	375.7	0.3%	0.3%	0.4%	-	IFIX[11]	CDI[7] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	66.0	2.3%	2.3%	22.3%	27.1%	IFIX[11]	IFIX[11]
VIGT11	Infrastructure (listed)	612.4	(5.6)%	(5.6)%	19.4%	22.4%	-	-

Benchmark	1Q'24	YTD	12 M	24 M
IBOV[5]	(4.5)%	(4.5)%	25.7%	6.8%
CDI[4]	2.6%	2.6%	12.4%	27.3%
IMA-B 5[7]	2.1%	2.1%	9.6%	21.0%
IPCA[6] + Yield IMA-B[7]	3.0%	3.0%	10.1%	23.0%
IPCA[6]	1.4%	1.4%	3.9%	8.8%
IFIX[8]	2.9%	2.9%	23.4%	22.6%

See notes and definitions at end of document

31

VINCI partners

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,909	2,250	4,159	2.0x	1.1x	10.1%	1.5%
VCP III	Private Equity	2018	4,000	2,330	53	4,449	4,502	1.9x	1.9x	30.9%	28.6%
VCP IV	Private Equity	2022	2,205	325	–	455	455	1.4x	1.4x	NM	NM
VCP Strategy[2]	**Private Equity**		**9,820**	**5,924**	**7,027**	**7,291**	**14,318**	**2.4x**	**2.2x**	**64.6%**	**70.2%**
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	257	1.9x	1.6x	20.2%	14.2%
VIR IV	Private Equity	2020	1,000	424	154	422	576	1.3x	1.4x	25.4%	31.5%
VIR Strategy[4]	**Private Equity**		**1,276**	**571**	**275**	**585**	**859**	**1.5x**	**1.5x**	**22.2%**	**28.2%**
SPS I	Special Situations	2018	128	191	250	90	340	1.8x	1.6x	26.0%	19.9%
SPS II	Special Situations	2020	671	1,005	789	723	1,512	1.5x	1.6x	24.9%	27.3%
SPS III	Special Situations	2021	1,070	787	131	949	1,080	1.4x	1.6x	37.7%	41.5%
SPS Strategy[5]	**Special Situations**		**1,869**	**1,983**	**1,170**	**1,762**	**2,932**	**1.5x**	**1.6x**	**27.5%**	**28.1%**
FIP Transmissão[6]	Infrastructure	2017	211	104	261	116	377	3.6x	2.8x	58.2%	43.5%
VIAS[7]	Infrastructure	2021	386	350	–	409	409	1.3x	1.4x	28.5%	32.9%
VICC[8]	Infrastructure	2022	1,566	–	–	–	–	–	–	0.0%	0.0%
VFDL[9]	Real Estate	2021	422	238	10	271	281	1.2x	1.2x	14.8%	16.4%
Vinci Credit Infra[10]	Credit	2022	1,460	538	–	587	587	1.2x	1.2x	NM	NM

See notes and definitions at end of document

32

VINCI partners

33 Shareholder Dividends 1Q'24 4Q’23 3Q'23 2Q’23 1Q’23 4Q’22 3Q’22 2Q'22 1Q'22 ($ in thousands) 48,297 62,010 51,820 70,369 60,006 55,792 72,842 60,435 53,255 Distributable Earnings (R$) 9,543 12,500 10,647 14,290 11,994 10,618 14,281 11,795 10,615 Distributable Earnings (US$)¹ 0.18 0.23 0.20 0.26 0.22 0.19 0.26 0.21 0.19 DE per Common Share (US$)² 0.17 0.20 0.17 0.20 0.16 0.17 0.20 0.17 0.17 Actual Dividend per Common Share³ May 23, 2024 Feb 22, 2024 Nov 22, 2023 Aug 24, 2023 May 25, 2023 Mar 01, 2023 Nov 23, 2022 Aug 25, 2022 May 24, 2022 Record Date Jun 07, 2024 Mar 07, 2024 Dec 07, 2023 Sep 08, 2023 Jun 09, 2023 Mar 15, 2023 Dec 08, 2022 Sep 09, 2022 Jun 08, 2022 Payable Date ▪ Vinci Partners generated R$0.91 or US$0.18¹ of Distributable Earnings per common share for the first quarter of 2024. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of May 23, 2024; payable on June 07 , 2024. See notes and definitions at end of document

34 Share Summary ▪ Common Shares Outstanding as of quarter end of 53,244,836 shares. x Repurchased 533,981 common shares in the quarter, with an average share price of US$10.6. x Repurchased 4,090,985 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x A new share repurchase plan was approved on February 07, 2024, to buy back up to R$60.0 million of the company’s outstanding sha res. 1Q'24 4Q’23 3Q'23 2Q’23 1Q23 4Q'22 3Q'22 2Q'22 1Q'22 VINP Shares 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 38,778,597 39,312,578 39,405,827 39,730,720 40,247,461 40,614,497 40,892,619 41,112,717 41,363,077 Class A¹ 53,244,836 53,778,817 53,872,066 54,196,959 54,713,700 55,080,736 55,358,858 55,578,956 55,829,316 Common Shares See notes and definitions at end of document

GP Commitment in Vinci Partners funds

- As of March 28, 2024, the company had R$1.1 billion in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$495.0 million as of March 28, 2024.

(R$ millions, unless mentioned)	Segment	1Q'24 Commitments	Total Capital Committed	1Q'24 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (1Q'24)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.2	–	1.6	3.4
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.3
VIR IV	Private Equity	–	11.1	0.2	5.6	–	1.7	4.9
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co-investment)[1]	Infrastructure	–	29.5	–	8.9	–	20.9	10.3
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.6	2.9
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	19.1
VICC	Infrastructure	–	100.0	1.6	1.6	–	–	0.2
VFDL	Real Estate	–	70.0	6.0	52.0	–	–	59.2
VIUR	Real Estate	–	67.3	–	67.3	1.4	16.2	51.5
VINO	Real Estate	–	50.0	–	50.0	0.8	7.5	35.2
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	22.5
VCRI	Real Estate/Credit	–	80.0	–	80.0	2.1	20.6	71.9
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	–	23.0	–	23.0	0.8	4.7	22.9
Vinci Crédito Infra Institucional	Credit	–	100.0	–	44.2	–	–	47.4
VSP FIM	IP&S	–	50.0	0.2	12.5	0.1	0.9	14.7
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	0.0	23.8
Vinci US Real Estate	Real Estate	34.8	34.8	34.8	34.8	–	–	35.0
FDIRS	Infrastructure	15.0	15.0	15.0	15.0	–	–	15.3
Total		**49.8**	**1,117.6**	**57.8**	**495.0**	**5.1**	**81.2**	**495.0**

See notes and definitions at end of document

35

VINCI partners

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
VCP III - Onshore	1,350	Preferred Return w/ Catch- Up[2]	IPCA[3] + 8%	Currently generating performance
VCP III - Offshore	3,631	Preferred Return w/ Catch- Up[2]	USD + 8%	Currently generating performance
Other PE Onshore Vehicles	2,679	Preferred Return w/ Catch- Up[2]	IPCA[3] + 8%	Within investment period
Other PE Offshore Vehicles	401	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Nordeste III	253	Preferred Return w/ Catch- Up[2]	IPCA[3] + 8.5%	Currently generating performance
Teman Pier	150	Preferred Return w/ Catch- Up[2]	IPCA[3] + 5%	Within investment period
VIAS	477	Preferred Return[4]	IPCA[3] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[3] + 6%	Within investment period
FIP Infra Transmissão	58	Preferred Return[4]	IPCA[3] + 8%	Currently generating performance
VICC	1,180	Preferred Return[4]	IPCA[3]	Within investment period
FDIRS	1,001	Hurdle[5]		Within investment period
Listed REITs	2,246	Hurdle[5]	IPCA[3] + 6%	Currently generating performance
VFDL	455	Preferred Return[4]	IPCA[3] + 6%	Within investment period
FOF Strategy	353	Hurdle[5]	IFIX[9]	Currently generating performance
VCI II	814	Preferred Return[4]	IPCA[3] + 6%	Within investment period
VES	593	Preferred Return[4]	IPCA[3] + 6%	Within investment period
VCM FIM	396	Preferred Return[4]	IPCA[3] + 5%	Within investment period
Energia FIM	174	Hurdle[5]	CDI[10]	Currently generating performance
VCS	107	Hurdle[5]	IPCA[3] + 5%	Within investment period
VCE	345	Hurdle[5]	CDI[10]	Currently generating performance
SPS III	1,308	Preferred Return[4]	CDI[10]	Within investment period
VORE FII	89	Preferred Return[4]	IPCA[3] + 6%	Within investment period
Others	1,268			Currently generating performance
Others	3,034			Not expected to pay performance
Total Private Markets	**22,512**			
Vinci Valorem	1,484	Hurdle[5]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,432	Hurdle[5]	IBOV[7] + alpha	Currently generating performance
International[1]	995			Currently generating performance
Commingled Funds	583	Hurdle[5]	IBOV[7] + alpha	Currently generating performance
VSP	213	Preferred Return w/ Catch- Up[2]	IPCA[3] + 8%	Currently generating performance
Atlas Strategy	360	Hurdle[5]	CDI[10]	Currently generating performance
Vinci Multiestratégia	257	Hurdle[5]	CDI[10]	Currently generating performance
Others	3,663			Currently generating performance
Total IP&S	**8,987**			
SWF	5,055	Hurdle[5]	FTSE[8]	Currently generating performance
Mosaico Strategy	887	Hurdle[5]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	551	Hurdle[5]	IBOV[7]	Currently generating performance
Vinci Total Return	534	Hurdle[5]	IPCA[3] + Yield IMAB[11]	Currently generating performance
Others	738			Currently generating performance
Total Public Equities	**7,766**			
PEAUM TOTAL	**39,264**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$39.3 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$9 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.


20%
PEAUM
R$39 bn
57%
23%
Private Markets
IP&S
Public Equities

36

VINCI partners

Reconciliations and Disclosures

38 Financials - Income Statement See notes and definitions at end of document ∆ LTM (%) 1Q'24 LTM 1Q'23 LTM ∆ YoY (%) 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) REVENUES 4% 393,945 380,149 1% 96,455 99,976 95,877 Net revenue from management fees 61% 21,564 13,391 16% 2,273 6,468 1,963 Net revenue from performance fees 28% 22,606 17,645 16% 2,273 7,510 1,963 Realized performance fees (76)% (1,042) (4,254) N/A – (1,042) – Unrealized performance fees 101% 45,690 22,788 132% 10,359 18,998 4,468 Net revenue from advisory 11% 461,199 416,328 7% 109,087 125,442 102,308 Total net revenues from services rendered EXPENSES 14% (84,686) (74,108) 4% (18,748) (26,143) (18,062) Bonus related to management and advisory 75% (10,916) (6,255) 38% (1,009) (3,614) (733) Performance based compensation 45% (11,285) (7,759) 38% (1,009) (3,983) (733) Realized (75)% 369 1,503 N/A – 369 – Unrealized 19% (95,602) (80,363) 5% (19,757) (29,757) (18,795) Total compensation and benefits 15% (29,859) (26,069) 2% (7,337) (7,462) (7,164) Segment personnel expenses 32% (22,961) (17,338) 73% (5,996) (6,573) (3,458) Other general and administrative expenses 1% (89,106) (88,615) (7)% (21,087) (21,499) (22,606) Corporate center expenses 12% (237,527) (212,385) 4% (54,177) (65,291) (52,023) Total expenses 10% 223,672 203,943 9% 54,910 60,151 50,285 Operating profit OTHER ITEMS N/A 59,727 (9,727) N/A 13,509 14,914 (20,200) GP Investment income (26)% 17,735 24,007 (25)% 4,406 4,451 5,881 Realized gain from GP investment income N/A 41,992 (33,734) N/A 9,103 10,463 (26,081) Unrealized gain from GP investment income (8)% 76,618 83,251 (38)% 12,362 22,046 20,089 Financial income (7)% 76,618 82,051 (38)% 12,362 22,046 20,089 Realized gain from financial income N/A (0) 1,200 N/A – – – Unrealized gain from financial income (1)% (9,394) (9,518) (16)% (2,216) (2,267) (2,631) Leasing expenses N/A (48,468) 9,540 N/A (14,992) (10,461) 151 Other items¹ 21% (19,008) (15,647) 192% (6,148) (4,249) (2,107) Share Based Plan 119% (3,257) (1,485) N/A (1,333) (1,924) – Non - operational expenses² (0)% 56,218 56,414 N/A 1,182 18,059 (4,698) Total Other Items 8% 279,890 260,356 23% 56,092 78,210 45,587 Profit before income taxes (11)% (47,429) (53,555) (19)% (10,384) (14,826) (12,881) ( - ) Income taxes ³ 12% 232,461 206,801 40% 45,708 63,384 32,706 NET INCOME 197% 2,939 988 N/A 1,308 1,631 – (+) Non - operational expenses (including Income Tax effect) N/A 16,949 (11,895) N/A 3,799 2,691 (2,674) ( - ) Contingent consideration adjustment related to acquisitions 4 29% 252,349 195,894 69% 50,815 67,706 30,032 ADJUSTE NET INCOME

39 Financials - Non - GAAP Reconciliation 1Q'24 LTM 1Q'23 LTM 1Q'24 4Q'23 1Q'23 (R$ thousands, unless mentioned) 223,672 203,943 54,910 60,151 50,285 OPERATING PROFIT (22,606) (17,645) (2,273) (7,510) (1,963) ( - ) Net revenue from realized performance fees 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees 10,916 6,255 1,009 3,614 733 (+) Compensation allocated in relation to performance fees 213,024 196,807 53,646 57,297 49,055 FEE RELATED EARNINGS (FRE) 223,672 203,943 54,910 60,151 50,285 OPERATING PROFIT (393,945) (380,149) (96,455) (99,976) (95,877) ( - ) Net revenue from management fees (45,690) (22,788) (10,359) (18,998) (4,468) ( - ) Net revenue from advisory 84,686 74,108 18,748 26,143 18,062 (+) Bonus related to management and advisory 29,859 26,069 7,337 7,462 7,164 (+) Personnel expenses 22,961 17,338 5,996 6,573 3,458 (+) Other general and administrative expenses 89,106 88,615 21,087 21,499 22,606 (+) Corporate center expenses 10,648 7,136 1,264 2,854 1,230 PERFORMANCE RELATED EARNINGS (PRE) 223,672 203,943 54,910 60,151 50,285 OPERATING PROFIT 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees (369) (1,503) – (369) – (+) Compensation allocated in relation to unrealized performance fees 17,735 24,007 4,406 4,451 5,881 (+) Realized gain from GP investment income 242,080 230,701 59,316 65,275 56,166 SEGMENT DISTRIBUTABLE EARNINGS 232,461 206,801 45,708 63,384 32,706 NET INCOME 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees (120) (490) – (120) – (+) Income tax from unrealized performance fees (369) (1,503) – (369) – (+) Compensation allocated in relation to unrealized performance fees (41,992) 33,734 (9,103) (10,463) 26,081 ( - ) Unrealized gain from GP investment income 458 (369) 283 119 – (+) Income tax on unrealized gain from GP investment income – (1,200) – (0) – ( - ) Unrealized gain from financial income – (65) – – – (+) Income tax on unrealized gain from financial income 16,949 (11,895) 3,799 2,691 (2,674) ( - ) Contingent consideration (earn - out) gain (loss), after - tax¹ 7,423 5,780 1,891 1,858 1,778 (+) Depreciation and amortization 17,642 15,647 6,148 4,188 2,107 (+) Share Based Plan (998) (1,620) (429) (320) 8 ( - ) Income Taxes on Share Based Plan 2,939 988 1,308 1,631 – (+) Non - operational expenses including income tax related to realized expense² 235,435 250,063 49,605 63,641 60,006 ADJUSTED DISTRIBUTABLE EARNINGS 461,199 416,328 109,087 125,442 102,308 TOTAL NET REVENUE FROM SERVICES RENDERED (22,606) (17,645) (2,273) (7,510) (1,963) ( - ) Net revenue from realized performance fees 1,042 4,254 – 1,042 – ( - ) Net revenue from unrealized performance fees 439,635 402,937 106,814 118,974 100,345 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

40 1Q'24 LTM 1Q'23 LTM 1Q'24 1Q'23 (R$ thousands, unless mentioned) 279,890 260,356 56,092 45,587 Profit (loss) before income taxes 34% 34% 34% 34% Combined statutory income taxes rate - % (95,162) (88,522) (19,071) (15,500) Income tax benefit (Expense) at statutory rates Reconciliation adjustments: (917) (258) (99) (62) Expenses not deductible 192 282 37 35 Tax benefits (825) (240) (338) (29) Share based payments (2,973) - (918) - Tax loss 52,152 35,168 9,981 2,662 Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 104 15 24 13 Other additions (exclusions), net (47,429) (53,555) (10,384) (12,881) Income taxes expenses (58,920) (52,990) (12,871) (12,517) Current 11,491 (565) 2,487 (364) Deferred 17% 21% 19% 28% Effective tax rate Effective tax rate reconciliation See notes and definitions at end of document

41 General and Administrative Expenses 1 Q’24 ( R$mm ) 1 Q’23 ( R$mm ) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$52.0 mm + 4% R$54.2 mm 17.7 18.1 0.7 6.6 1.8 3.8 3.4 17.3 18.7 1.0 7.1 3.1 3.0 3.9

42 3/28/2024 12/29/2023 Assets Current assets 531,988 660,305 Cash and cash equivalents 45,738 15,896 Cash and bank deposits 85,649 173,300 Financial instruments at fair value through profit or loss 400,601 471,109 Financial instruments at amortized cost 1,221,642 1,168,355 Financial instruments at fair value through profit or loss 89,701 101,523 Trade receivables 3,601 4,071 Sub - leases receivable 1,630 2,219 Taxes recoverable 25,169 19,109 Other assets 1,873,731 1,955,582 Total current assets Non - current assets 57,965 7,146 Financial instruments at fair value through profit or loss 16,412 16,638 Trade receivables 1,079 1,467 Sub - leases receivable 1,139 325 Taxes recoverable 16,395 13,487 Deferred taxes 19,556 19,427 Other receivables 112,546 58,490 11,924 12,591 Property and equipment 55,917 58,308 Right of use - Leases 215,527 214,748 Intangible assets 395,914 344,137 Total non - current assets 2,269,645 2,299,719 Total Assets 3/28/2024 12/29/2023 Liabilities and equity Current liabilities 348 1,869 Trade payables 10,419 – Deferred Revenue 25,104 24,381 Leases 6,052 6,020 Accounts payable 27,325 101,506 Labor and social security obligations 78,138 76,722 Loans and Financing 18,618 24,853 Taxes and contributions payable 166,004 235,351 Total current liabilities Non - current liabilities 43,188 48,431 Leases 6,784 5,357 Labor and social security obligations 554,452 540,369 Loans and Financing 4,303 3,883 Deferred taxes 144,782 85,554 Retirement plans liabilities 753,509 683,594 919,513 918,945 Total liabilities Equity 15 15 Share capital 1,408,438 1,408,438 Additional paid - in capital (201,165) (172,863) Treasury shares 104,244 111,444 Retained Earnings 37,185 31,876 Other reserves 1,348,717 1,378,910 1,415 1,864 Non - controlling interests in the equity of subsidiaries 1,350,132 1,380,774 Total equity 2,269,645 2,299,719 Total liabilities and equity Balance Sheet

Notes and Definitions

- **Notes to page 5**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

(3) Considers assets under management and advisory as of March 2024.

- **Notes to page 7**

(1) Considers assets under management and advisory as of March 2024.

- **Notes to page 9**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

(2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition and Ares investment and other financial expenses.

(3) Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

- **Notes to page 11**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 12**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Private Credit, Infrastructure and Vinci SPS.

(3) Local Institutional covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations and the government.

(4) HNWI is comprised of clients which we consider to have potential to invest at least R$30 million.

(5) Institutional Offshore covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others.

(6) Allocators & Distributors include banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and distribution platforms.

(7) Public Market Vehicles of our listed funds.

- **Notes to page 13**

(1) Accrued performance fees for the VCP offshore are as of 4Q'23. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 17**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

43

Notes and Definitions (cont'd.)

- **Notes to page 18**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

- **Notes to page 19**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, IP&S, Real Estate and Private Credit.

- **Notes to page 20**

(1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

(2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

- **Notes to page 21**

(1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of March 28, 2024, in liquid funds from Vinci Partners' Public Equities, IP&S, Private Credit and Real Estate. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For 1Q24 onwards we are not considering the funds that refer to financial products as part of the Company's retirement plans services. For more detail, see 1Q'24 Financial Statements filed within the SEC on May 09, 2024.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups and Public REITs, calculated at fair value as of March 28, 2024. For more detail, please see slide 35 and the Financial Statements filed within the SEC on May 09, 2024.

(4) Debt obligations include commercial notes, consideration payable and convertible preferred shares. For more detail, see 1Q'24 Financial Statements filed within the SEC on May 09, 2024.

(5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 25**

(1) In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and last twelve months reflect the retroactive adjustment for this managerial reassignment.

- **Notes to page 26**

(1) In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and last twelve months reflect the retroactive adjustment for this managerial reassignment.

- **Notes to page 31**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

44

45 Notes and Definitions (cont’d.) (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza. (3) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA. (4) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA. (5) Valorem Strategy includes the funds Valorem FIM and Valorem Advisory. (6) Equilíbrio Strategy incudes the IP&S Family of pension plans. (7) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (8) Brazil stock market most relevant index. (9) IPCA is a broad consumer price index measured by the IBGE. (10) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Ye ars in duration. (11) IFIX is an index composed by listed REITs in the Brazilian stock Market. (12) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 32 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 4Q’ 23, due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 1Q’24. (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collec ti vely, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the acc ura cy or completeness of any such information. (4) Track record for VIR strategy is presented as of 4Q’23, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (5) Track record for Vinci SPS strategy is presented as of 1Q’24. (6) Track record for FIP Infra is presented as of 4Q’23. (7) Track record for VIAS is presented as of 4Q’23. (8) Total commitments for VICC are presented as of 1Q’24. (9) Track record for VFDL is presented as of 1Q’24. (10) Track record for Vinci Credit Infra is presented as of 1Q’24.

46 Notes and Definitions (cont’d.) ▪ Notes to page 33 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0610, as of May 07, 2024, wh en dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 34 (1) As of March 28, 2024, Public Float was comprised of 12,510,083 Class A common shares. ▪ Notes to page 35 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. ▪ Notes to page 36 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index; (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 38 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) r ela ted to SPS acquisition and Ares investment. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions .

47 Notes and Definitions (cont’d.) (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed o n a n actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On March 28, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideratio n f air value. The variation was recognized as a loss in the financial result. ▪ Notes to page 39 (1) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On March 28, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideratio n f air value. The variation was recognized as a loss in the financial result. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . ▪ Notes to page 40 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.
- "FRE Margin" is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment's investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).
- "DE Margin" is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

48

VINCI partners

49 ▪ “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our f und management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our liquid funds from our Public Equities and IP&S segments. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Public Equities, IP&S and Pr iva te Credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.
- VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies.
- VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil.
- Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

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VINCI partners

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 New York